AA 1/19/06

S.S.

SECURI  SSION

05076628

SEC FILE NO.
8-14381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SECTIONAL PROCESSING
RECEIVED
DEC 0 1 2005
WASH, D.C.
203
SECTION

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (mm/dd/yy) AND ENDING 09/30/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A. M. HOWELLS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

2080 MOUNTAIN BLVD., SUITE 101
(No and Street)

OAKLAND (Cty) CALIFORNIA (State) 94611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALDEN M. HOWELLS (510) 339-0151
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

1/20/06

OATH OR AFFIRMATION

I, **ALDEN M. HOWELLS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **A. M. HOWELLS & COMPANY, INC.**, as of **SEPTEMBER 30, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


Signature

PRESIDENT
Title


Karen S. Duarte
Notary Public - Arizona
Yavapai County
December 5, 2006


Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIVIDUAL ACKNOWLEDGMENT

State of Arizona
County of Yavapai } ss.

On this the 22nd (Day) day of November (Month), 2005 (Year), before me, Karen S Duarte (Name of Notary Public), the undersigned Notary Public, personally appeared Alden M. Howells (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged that he/she/they executed it.

WITNESS my hand and official seal.



Karen S. Duarte
Notary Public - Arizona
Yavapai County
December 5, 2008

Karen S. Duarte
Signature of Notary Public

OPTIONAL

Although the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: September 30th 2005 Number of Pages: 1

Signer(s) Other Than Named Above: ____

RIGHT THUMBPRINT OF SIGNER #1 — Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2 — Top of thumb here

A. M. Howells & Company, Inc.

Annual Audit Report

September 30, 2005

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

A. M. Howells & Company, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
A. M. Howells & Company, Inc.
Oakland, California

We have audited the accompanying statement of financial condition of A. M. Howells & Company, Inc. as of September 30, 2005, and the related statements of income (loss), changes in stockholder's equity, cash flows, and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. M. Howells & Company, Inc. at September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 26, 2005

A. M. Howells & Company, Inc.

Statement of Financial Condition

September 30, 2005

Assets

Cash		$	5,871
Commissions receivable			16,863
Deposits and prepaid expenses			3,258
Due from officer			55,928
Furniture and equipment, net of $5,416 accumulated depreciation			0
Secured demand notes			65,000
Total assets		$	146,920

Liabilities and Stockholder's Equity

Accounts payable		$	2,120
Commissions payable			7,536
Note payable			4,088
Total liabilities			13,744
Subordinated liabilities			65,000
Stockholder's equity			
Common stock ($10 par value; 7,500 shares authorized; 1,200 shares issued and outstanding)	$ 12,000		
Retained earnings	56,176		
Total stockholder's equity			68,176
Total liabilities and stockholder's equity		$	146,920

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Statement of Income (Loss)

For the Year Ended September 30, 2005

Revenues:		
Commissions and related fees	$	317,332
Expenses:		
Commissions		91,652
Compensation		69,174
Clearing fees		38,852
Rent expense		25,291
Employee benefits		26,517
Communications		12,901
Professional fees		11,190
Interest expense		4,597
Statistical services		2,848
Other operating expenses		30,010
Total expenses		313,032
Income (loss) before income taxes		4,300
Income tax expense		800
Net income (loss)	$	3,500

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2005

	Common Stock	Retained Earnings (Deficit)	Stockholder's Equity
September 30, 2004	$ 12,000	$ 52,676	$ 64,676
Net income (loss)	0	3,500	3,500
September 30, 2005	$ 12,000	$ 56,176	$ 68,176

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Statement of Cash Flows

For the Year Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	3,500
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Commissions receivable		(3,174)
Due from officer		4,428
Prepaid expenses and other assets		(658)
Increase (decrease) in:		
Accounts payable		930
Commissions payable		(852)
Net cash provided (used) by operating activities		4,174
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on note payable		(2,410)
Net cash provided (used) by financing activities		(2,410)
Net increase (decrease) in cash and cash equivalents	$	1,764
Cash and cash equivalents, beginning of year		4,107
Cash and cash equivalents, end of year	$	5,871
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	4,597
Income taxes paid	$	800

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended September 30, 2005

Subordinated liabilities at September 30, 2004	$	65,000
Increases:		0
Decreases:		0
Subordinated liabilities at September 30, 2005	$	65,000

See independent auditor's report and accompanying notes.

A. M. Howells & Company, Inc.

Notes to the Financial Statements

September 30, 2005

(1) Organization

A. M. Howells & Company, Inc. was incorporated in the State of California in 1968. The purpose of the Corporation is to act as a broker dealer engaging in general securities activities primarily in Northern California. The Company clears securities transactions through Emmett A. Larkin Company, Inc. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the transaction date is not significant.

Furniture & Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets, ranging from 5 to 7 years. Furniture and equipment were fully depreciated at September 30, 2005.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No.109"). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

A. M. Howells & Company, Inc.

Notes to the Financial Statements

September 30, 2005

(3) Income taxes

The net deferred tax assets consist of the following:

Deferred tax assets	$ 2,285
Valuation allowance	(2,285)
	$ 0

The deferred tax assets are primarily the result of federal and California net operating loss carryforwards. As of September 30, 2005, the Company had federal and California net operating loss carryforwards that may be used to offset future taxable income of $13,337 and $3,222, respectively. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance of $2,285 has been provided for. This is a $875 decrease in the valuation allowance from September 30, 2004.

The net operating loss carryforwards are due to expire as follows:

Federal	Year of Expiration
$ 4,068	2022
2,032	2023
7,237	2024

California	Year of Expiration
$ 3,222	2014

Income tax expense for the year ended September 30, 2005 consisted of the following:

Current	
State	$ 800

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2005, the Company's net capital was $73,840, which exceeded the requirement by $23,840.

(5) Lease Obligation

The Company leases office space in Oakland, California. The lease extension expires on January 31, 2007. The following is a schedule of future minimum rental payments required under the office lease as of September 30, 2005:

Year Ended	Amount
September 30, 2006	$26,316
September 30, 2007	8,858
	$35,174

(6) Related Party Transactions

A. M. Howells & Company, Inc. has a secured demand note collateral agreement of $20,000 with Alden M. and Virginia Howells. Alden M. Howells is president and 100% shareholder of the Company. This note is subordinated to the claims of general creditors as disclosed in note 8. Interest paid during the year on the secured demand note was $1,200.

Additionally, the amount due from officer of $55,928 is a non-interest bearing loan due from Alden Howells with no formal repayment terms. Net payments of $4,428 were received during the year.

(7) Note Payable

At September 30, 2005, the Company had $4,088 payable on a $20,000 revolving line of credit with Bank of the West. The note matures on April 21, 2007. Principle and interest is payable monthly at an adjustable rate, which is tied to the Bank's reference rate, and fully amortized over the remaining loan term. At September 30, 2005, the interest rate on the loan was 7.12%. The note is secured by furniture, fixtures, equipment, accounts receivable and general intangibles. The note is personally guaranteed by the Company's sole shareholder.

(8) Subordinated Liabilities / Secured Demand Notes

Liabilities subordinated to the claims of general creditors are pursuant to secured demand note collateral agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Liabilities under subordination agreements at September 30, 2005 are as follows:

Liabilities under Subordination Agreements	Interest Rate	Expiration Date
$ 25,000	4.0%	12/31/2005
20,000	4.0%	6/30/2006
20,000	6.0%	6/30/2006
$ 65,000		

(9) Concentrations

Commissions receivable are entirely from the Company's clearing broker, Emmett A. Larkin Company, Inc. The Company considers commissions receivable to be fully collectible at September 30, 2005.

(10) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

A. M. Howells & Company, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2005

Net Capital			
Total stockholder's equity qualified for net capital			$ 68,176
Add:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			65,000
Total capital and subordinated liabilities			133,176
Less: Non-allowable assets			
Petty cash	$	150	
Deposits and prepaid expenses		3,258	
Due from officer		55,928	
Total non-allowable assets			59,336
Net capital			$ 73,840
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $13,744 or $50,000, whichever is greater			50,000
Excess net capital			$ 23,840

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of September 30, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of September 30, 2005	$ 76,096
Decrease in stockholder's equity	(1,598)
Increase in non-allowable assets	(658)
Net capital per above computation	$ 73,840

A. M. Howells & Company, Inc.

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended September 30, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Emmett A. Larkin Company, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended September 30, 2005

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
A.M. Howells & Company, Inc.
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of A. M. Howells & Company, Inc. (the Company) for the period ended September 30, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended September 30, 2005, and this report does not affect our report thereon dated October 26, 2005.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



October 26, 2005